Exhibit 99.1

2350 – 1177 West Hastings Street Vancouver, B.C. V6E 2K3 Phone: 604-685-2323 Fax: 604-629-5228 www.bajamining.com
March 16, 2009	TSX:BAJ

PRESS RELEASE

BAJA MINING SEES POTENTIAL CAPITAL COST SAVINGS

Baja Mining Corp. (the “Company” or “Baja”) is pleased to provide shareholders with an update on management’s preliminary revised capital cost estimates for the Boleo Project (the “Project”).

As expected, the slowing of the original construction schedule at Boleo has enabled the Company to take advantage of a reduced cost environment.  Given the recent rapid changes in world economic conditions, the Company has prepared an updated preliminary internal trending analysis of Project capital costs, showing a 12% decrease, which suggests a revised cost estimate of US$767 million (excluding working capital and financing costs).  This represents a reduction of over US$100 million from the Company’s April 2008 capital cost estimate of US$872 million (see press release dated April 17, 2008).  The ongoing re-costing of Boleo is being undertaken in Vancouver together with the assistance of Baja’s Korean partners, who continue to work closely with the Company.

To provide further certainty, the Company has prepared a revised scope of work for the Project on an Engineering, Procurement and Construction Management (“EPCM”) basis. The Company has also delivered requests for proposals to several qualified engineering firms, with this tender open until the end of March 2009.  The Company will review all proposals received and expects to appoint an EPCM contractor in Q2 2009.

The first tasks will be the preparation of a revised independent capital cost estimate and revised Project schedule. Key Baja project staff will assist in this effort to ensure this is completed efficiently.  These tasks will be completed in the third quarter of 2009.  Following this, a target price will be established for the EPCM contract. Throughout this process a detailed review of operating costs will also be conducted.  Development of the Project is expected to re-commence upon completion of the required financing.

Assuming a reduced capital cost of US$767 million, the after-tax Net Present Value of the project, at an 8% discount rate, is estimated to be US$682 million, with an after-tax Internal Rate of Return unleveraged of 17.2% (using US$1.75/lb copper, US$15.00/lb cobalt and US$1,200/tone zinc sulphate).

The Company currently has (on a consolidated basis) US$40 million cash on hand, more than its current market capitalization.

John Greenslade, President of Baja, is currently in Switzerland making presentations on the Company and Project at the Intelligent Resource Investing Conference. A copy of Mr. Greenslade’s powerpoint presentation can be found on the Company’s website under “Investors/Presentations & Media/Powerpoints”.

The Company also wishes to confirm details regarding the expiration of its trading warrants (BAJ.WT).  The trading warrants were issued as part of an April 19, 2004 offering and will expire on April 19, 2009. The trading warrants have an exercise price of CDN$1.15. As the  expiry date of the trading warrants falls on a Sunday, warrant exercises will be permitted until 4pm (PDT) on Monday, April 20, 2009.

Baja is the majority owner of the Boleo copper-cobalt-zinc-manganese project at Santa Rosalia, Baja California Sur, Mexico. Boleo’s targeted date for commissioning is 2011.  The average annual production for the first four years at full operating capacity is expected to be 56,000 tonnes of copper cathode, 1,500 tonnes of cobalt cathode and 20,000 tonnes of zinc sulphate. The Project has an expected mine life of over 25 years and anticipated cash costs in the lowest quartile of world production.

ON BEHALF OF THE BOARD OF DIRECTORS OF

BAJA MINING CORP.

“John W. Greenslade”

JOHN W. GREENSLADE, PRESIDENT

For further information please contact John Greenslade, President, at (604) 685-2323

Some of the statements contained in this release are forward-looking statements, such as statements that describe the Company’s estimated capital costs, estimated timing of EPCM capital cost estimates, projected metal price expectations, the need for additional capital, estimated start of construction of the process plant and other such facilities, potential negotiation and finalization of construction financing arrangements, estimated costs savings, estimated production numbers, estimated commissioning date and other statements.  Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict.  Actual results and developments may differ materially from those contemplated by such forward-looking statements. Material factors that could cause actual revenues to differ materially from those contained in such forwarding-looking statements include (i) fluctuations on the prices of copper, cobalt, zinc and manganese, (ii) interpretation of contract terms, (iii) accuracy of the Company’s and consultants’ projections, (iv)  the Company’s ability to finance, receive permits for, obtain equipment, construct and develop the El Boleo Project, (v) the effects of weather; operating hazards; adverse geological conditions and global warming, (vi) impact of availability of labor, materials and equipment; and (vii) changes in governmental laws, regulations, economic conditions or shifts in political attitudes or stability.

These forward-looking statements represent the Company’s views as of the date of this release. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Readers should not place undue reliance on any forward-looking statements.